SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:             FT 606

B.   Name of Depositor:               NIKE SECURITIES L.P.

C.   Complete Address of Depositor's  1001 Warrenville Road
     Principal Executive Offices:     Lisle, Illinois  60532

D.   Name and Complete Address of
     Agents for Service:              NIKE SECURITIES L.P.
                                      Attention:  James A. Bowen
                                      Suite 300
                                      1001 Warrenville Road
                                      Lisle, Illinois  60532

                                      CHAPMAN & CUTLER
                                      Attention:  Eric F. Fess
                                      111 West Monroe Street
                                      Chicago, Illinois  60603

E.   Title of Securities
     Being Registered:                An indefinite number of
                                      Units pursuant to Rule
                                      24f-2 promulgated under
                                      the Investment Company Act
                                      of 1940, as amended.

F.   Approximate Date of Proposed
     Sale to the Public:              ____ Check if it is
                                      proposed that this filing
                                      will become effective on
                                      _____ at ____ p.m.
                                      pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



             SUBJECT TO COMPLETION DATED FEBRUARY 14, 2002

            Diversified Trust Account Conservative Portfolio
              Diversified Trust Account Moderate Portfolio
             Diversified Trust Account Aggressive Portfolio
                                 FT 606

FT 606 is a series of a unit investment trust, the FT Series. FT 606 consists of three separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") issued by domestic and foreign corporations, closed-end funds and Real Estate Investment Trusts ("REITs"). The objective of each Trust is to provide the potential for capital appreciation. Each Trust has an expected maturity of approximately 18 months.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS
PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT
SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                             FIRST TRUST (R)

                             1-800-621-9533

              The date of this prospectus is March __, 2002

                    Table of Contents

Summary of Essential Information                         3
Fee Table                                                4
Report of Independent Auditors                           5
Statements of Net Assets                                 6
Schedules of Investments                                 7
The FT Series                                           17
Portfolios                                              17
Risk Factors                                            20
Public Offering                                         22
Distribution of Units                                   24
The Sponsor's Profits                                   25
The Secondary Market                                    26
How We Purchase Units                                   26
Expenses and Charges                                    26
Tax Status                                              26
Retirement Plans                                        28
Rights of Unit Holders                                  29
Income and Capital Distributions                        29
Redeeming Your Units                                    30
Investing in a New Trust                                31
Removing Securities from a Trust                        31
Amending or Terminating the Indenture                   32
Information on General Electric Asset Management,
Palisade Capital Management, the Sponsor, Trustee
and Evaluator                                           33
Other Information                                       34

                     Summary of Essential Information

                                 FT 606

At the Opening of Business on the Initial Date of Deposit-March __, 2002

                    Sponsor:  Nike Securities L.P.
                    Trustee:  JPMorgan Chase Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                                          Diversified Trust Account
                                                                               Conservative    Moderate        Aggressive
                                                                               Portfolio       Portfolio       Portfolio
                                                                               _________       _________       _________
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)                          1/              1/              1/
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)             $ 9.900         $ 9.900         $ 9.900
    Maximum Sales Charge of 2.70% of the Public Offering Price
       per  Unit (2.727% of the net amount invested, exclusive
       of the deferred sales charge) (3)                                       $  .270         $  .270         $  .270
    Less Deferred Sales Charge per Unit                                        $ (.170)        $ (.170)        $ (.170)
Public Offering Price per Unit (4)                                             $10.000         $10.000         $10.000
Sponsor's Initial Repurchase Price per Unit (5)                                $ 9.730         $ 9.730         $ 9.730
Redemption Price per Unit (based on aggregate underlying
    value of Securities less deferred sales charge) (5)                        $ 9.730         $ 9.730         $ 9.730
Cash CUSIP Number
Reinvestment CUSIP Number
Security Code
Ticker Symbol

First Settlement Date                           March __, 2002
Rollover Notificaiton Date                      August 15, 2003
Special Redemption and Liquidation Period       September 1, 2003 to September 10, 2003
Mandatory Termination Date (6)                  September 10, 2003
Income Distribution Record Date                 Fifteenth day of each June and December, commencing June 15, 2002.
Income Distribution Date (7)                    Last day of each June and December, commencing June 30, 2002.

_____________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) Distributions from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account as part of the final liquidation distribution.

                              Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although each Trust has a term of approximately 18 months, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                                  Amount
                                                                                                                  per Unit
                                                                                                                  _____
Unit Holder Sales Fees (as a percentage of public offering price)
Maximum Sales Charge

Initial sales charge                                                                                1.00%(a)      $.100
Deferred sales charge                                                                               1.70%(b)      $.170
                                                                                                    _______       _______
Maximum Sales Charge                                                                                2.70%         $.270
                                                                                                    =======       =======
Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                                        %(c)          $
                                                                                                    =======       =======
Estimated Annual Trust Operating Expenses(d)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees                              %             $
Trustee's fee and other operating expenses                                                          %(e)          $
                                                                                                    _______       _______
Total                                                                                               %             $
                                                                                                    =======       =======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:


1 Year         3 Years            5 Years        10 Years
__________     __________         __________     __________
$              $                  $              $

The example assumes that the principal amount and distributions are rolled annually into a New Trust, and you are subject to the maximum sales charge.

_____________

(a) The initial sales charge is actually equal to the difference between the maximum sales charge of 2.70% and the amount of any remaining deferred sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.170 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing September 20, 2002.

(c) Estimated organization costs will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(d) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Other operating expenses do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges." Although not actual Trust operating expenses, both the Diversified Trust Account Conservative Portfolio and the Diversified Trust Account Moderate Portfolio, and therefore Unit holders in such Trusts, will indirectly bear similar operating expenses of the closed-end funds in which these Trusts invest. These amounts are expected to be $_____ and $____ per $10 Unit in the Diversified Trust Account Conservative Portfolio and the Diversified Trust Account Moderate Portfolio, respectively. These expenses are estimated based on the actual closed-end fund expenses charged in a fund's most recent fiscal year but are subject to change in the future. An investor in either of these Trusts will therefore indirectly pay higher expenses than if the underlying closed-end fund shares were held directly.

                      Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders

FT 606

We have audited the accompanying statements of net assets, including the schedules of investments, of FT 606, comprising the Diversified Trust Account Conservative Portfolio; Diversified Trust Account Moderate Portfolio; and Diversified Trust Account Aggressive Portfolio (the "Trusts") as of the opening of business on March __, 2002 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by JPMorgan Chase Bank, the Trustee, and allocated among the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on March __, 2002, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audits of the statements of net assets provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 606, comprising the Diversified Trust Account Conservative Portfolio; Diversified Trust Account Moderate Portfolio; and Diversified Trust Account Aggressive Portfolio, at the opening of business on March __, 2002 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Chicago, Illinois
March __, 2002

                         Statements of Net Assets

                                 FT 606

                    At the Opening of Business on the
                 Initial Date of Deposit-March __, 2002

                                                                                      Diversified Trust Account
                                                                          Conservative     Moderate         Aggressive
                                                                          Portfolio        Portfolio        Portfolio
                                                                          __________       __________       __________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)          $                $                $
Less liability for reimbursement to Sponsor for organization costs (3)       (   )            (   )            (   )
Less liability for deferred sales charge (4)                                 (   )            (   )            (   )
                                                                          ________         ________         ________
Net assets                                                                  $                $                $
                                                                          ========         ========         ========
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                       $                $                $
Less maximum sales charge (5)                                                (   )            (   )            (   )
Less estimated reimbursement to Sponsor for organization costs (3)           (   )            (   )            (   )
                                                                          ________         ________         ________
Net assets                                                                  $                $                $
                                                                          ========         ========         ========

_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by JPMorgan Chase Bank, of which $______ will be allocated among the three Trusts in FT 606, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of
establishing the Trusts. These costs have been estimated at $    per
Unit per Trust. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.170 per Unit, payable to the Sponsor in three approximately equal monthly installments beginning on September 20, 2002 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through November 20, 2002. If Unit holders redeem their Units before November 20, 2002 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The aggregate cost to investors includes a maximum sales charge (comprised of an initial sales charge and a deferred sales charge) computed at the rate of 2.70% of the Public Offering Price per Unit (equivalent to 2.727% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                           Schedule of Investments

            Diversified Trust Account Conservative Portfolio
                                 FT 606

                    At the Opening of Business on the
                 Initial Date of Deposit-March __, 2002

Number                                                                            Percentage         Market       Cost of
of          Ticker Symbol and                                                     of Aggregate       Value per    Securities to
Shares      Name of Issuer of Securities (1)                                      Offering Price     Share        the Trust (2)
_____      ____________________________________                                   __________         ______       _______
           Domestic Equity Large-Cap Growth (xx.xx%)
           _______________________________________
                                                                                        %            $            $
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %

           Domestic Equity Large-Cap Value (xx.xx%)
           _______________________________________
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %

                     Schedule of Investments (cont'd.)

            Diversified Trust Account Conservative Portfolio
                                 FT 606

                    At the Opening of Business on the
                 Initial Date of Deposit-March __, 2002


Number                                                                            Percentage         Market       Cost of
of          Ticker Symbol and                                                     of Aggregate       Value per    Securities to
Shares      Name of Issuer of Securities (1)                                      Offering Price     Share        the Trust (2)
_____      ____________________________________                                   __________         ______       _______
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %

           Domestic Equity Small-Cap Core (xx.xx%)
           _______________________________________
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %

           Large-Cap International Equity (xx.xx%)
           _______________________________________
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %


                     Schedule of Investments (cont'd.)

            Diversified Trust Account Conservative Portfolio
                                 FT 606

                    At the Opening of Business on the
                 Initial Date of Deposit-March __, 2002

Number                                                                            Percentage         Market       Cost of
of          Ticker Symbol and                                                     of Aggregate       Value per    Securities to
Shares      Name of Issuer of Securities (1)                                      Offering Price     Share        the Trust (2)
_____      ____________________________________                                   __________         ______       _______
           U.S. Intermediate Fixed-Income (xx.xx%)
           _______________________________________
                                                                                        %            $            $
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
           Global Fixed-Income (xx.xx%)
           _____________________________
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %

                                                                                  =======                         ========

                     Schedule of Investments (cont'd.)

            Diversified Trust Account Conservative Portfolio
                                 FT 606

                    At the Opening of Business on the
                 Initial Date of Deposit-March __, 2002

Number                                                                            Percentage         Market       Cost of
of          Ticker Symbol and                                                     of Aggregate       Value per    Securities to
Shares      Name of Issuer of Securities (1)                                      Offering Price     Share        the Trust (2)
_____      ____________________________________                                   __________         ______       _______

           Real Estate Investment Trusts (xx.xx%)
           ____________________
                                                                                        %            $            $
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                  ________                        ________
                         Total Investments                                        100.00%                         $
                                                                                  =======                         ========

                         Schedule of Investments

              Diversified Trust Account Moderate Portfolio
                                 FT 606

                    At the Opening of Business on the
                 Initial Date of Deposit-March __, 2002

Number                                                                            Percentage        Market       Cost of
of          Ticker Symbol and                                                     of Aggregate      Value per    Securities to
Shares      Name of Issuer of Securities (1)                                      Offering Price    Share        the Trust (2)
_____      ____________________________________                                   __________         ______       _______
           Domestic Equity Large-Cap Growth (xx.xx%)
           _______________________________________
                                                                                        %            $            $
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %

           Domestic Equity Large-Cap Value (xx.xx%)
           _______________________________________
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %

                       Schedule of Investments (cont'd.)

              Diversified Trust Account Moderate Portfolio
                                 FT 606

                    At the Opening of Business on the
                 Initial Date of Deposit-March __, 2002

Number                                                                            Percentage         Market       Cost of
of          Ticker Symbol and                                                     of Aggregate       Value per    Securities to
Shares      Name of Issuer of Securities (1)                                      Offering Price     Share        the Trust (2)
_____      ____________________________________                                   __________         ______       _______
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %

           Domestic Equity Small-Cap Core (xx.xx%)
           _______________________________________
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %

           Large-Cap International Equity (xx.xx%)
           _______________________________________
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %


                     Schedule of Investments (cont'd.)

              Diversified Trust Account Moderate Portfolio
                                 FT 606

                    At the Opening of Business on the
                 Initial Date of Deposit-March __, 2002

Number                                                                            Percentage         Market       Cost of
of          Ticker Symbol and                                                     of Aggregate       Value per    Securities to
Shares      Name of Issuer of Securities (1)                                      Offering Price     Share        the Trust (2)
_____      ____________________________________                                   __________         ______       _______
           U.S. Intermediate Fixed-Income (xx.xx%)
           _______________________________________
                                                                                        %            $            $
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %

           Real Estate Investment Trusts (xx.xx%)
           ____________________
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                  ________                        ________
                         Total Investments                                        100.00%                         $
                                                                                  =======                         ========

                          Schedule of Investments

             Diversified Trust Account Aggressive Portfolio
                                 FT 606

                    At the Opening of Business on the
                 Initial Date of Deposit-March __, 2002

Number                                                                            Percentage         Market       Cost of
of          Ticker Symbol and                                                     of Aggregate       Value per    Securities to
Shares      Name of Issuer of Securities (1)                                      Offering Price     Share        the Trust (2)
_____      ____________________________________                                   __________         ______       _______
           Domestic Equity Large-Cap Growth (xx.xx%)
           _______________________________________
                                                                                        %            $            $
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %

           Domestic Equity Large-Cap Value (xx.xx%)
           _______________________________________
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %

                    Schedule of Investments (cont'd.)

             Diversified Trust Account Aggressive Portfolio
                                 FT 606

                    At the Opening of Business on the
                 Initial Date of Deposit-March __, 2002

Number                                                                            Percentage         Market       Cost of
of          Ticker Symbol and                                                     of Aggregate       Value per    Securities to
Shares      Name of Issuer of Securities (1)                                      Offering Price     Share        the Trust (2)
_____      ____________________________________                                   __________         ______       _______
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %

           Domestic Equity Small-Cap Core (xx.xx%)
           _______________________________________
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %

           Large-Cap International Equity (xx.xx%)
           _______________________________________
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %


                     Schedule of Investments (cont'd.)

             Diversified Trust Account Aggressive Portfolio
                                 FT 606

                    At the Opening of Business on the
                 Initial Date of Deposit-March __, 2002

Number                                                                            Percentage         Market       Cost of
of         Ticker Symbol and                                                      of Aggregate       Value per    Securities to
Shares     Name of Issuer of Securities (1)                                       Offering Price     Share        the Trust (2)
_____      ____________________________________                                   __________         ______       _______
           Real Estate Investment Trusts (xx.xx%)
           ____________________
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                  ________                        ________
                         Total Investments                                        100.00%                         $
                                                                                  =======                         ========

_____________

                    NOTES TO SCHEDULES OF INVESTMENTS

(1)All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on March __, 2002. Each Trust has a Mandatory
Termination Date of September 10, 2003.

(2)The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's profit or loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                          Cost of          Profit
                                                          Securities       (Loss)
                                                          to Sponsor
                                                          _________        _______
Diversified Trust Account Conservative Portfolio             $                $
Diversified Trust Account Moderate Portfolio
Diversified Trust Account Aggressive Portfolio

                       The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 606, consists of three separate portfolios set forth below:

- Diversified Trust Account Conservative Portfolio

- Diversified Trust Account Moderate Portfolio

- Diversified Trust Account Aggressive Portfolio

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, JPMorgan Chase Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trusts, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Objectives.

Each Trust's objective is to provide investors with the potential for above-average capital appreciation by investing in a diversified portfolio of common stocks issued by domestic and foreign corporations ("Common Stocks"), closed-end funds ("Closed-End Funds") and REITs.

The Diversified Trust Accounts were created to meet investor demand for:

- Asset allocation

- Reduced risk through diversification

- Potential tax advantages

- Professionally selected securities

Historically, Separately Managed Accounts have provided these features,

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but come with high minimum investment amounts that exclude many investors. The Diversified Trust Accounts are designed to meet these investor needs and provide many of the benefits of Separately Managed Accounts with much lower minimums.

Asset Allocation-Reduced Risk through Diversification.

Asset allocation is the process of spreading your investments over several broad types of securities, such as income-producing securities, real estate and common stocks, according to your financial goals and risk tolerance level. The Diversified Trust Accounts include five asset classes, with 30-40 equities within each class, plus, depending on the portfolio, up to two additional asset classes represented by separate closed-end mutual funds containing portfolios of U.S. and/or foreign bonds.

Research shows that it is the asset allocation decision that accounts for more than 90% of the variation between returns on different investment portfolios. More simply stated, the theory is that individual asset classes have distinct characteristics and historically don't react in tandem under the same market conditions. When some are falling in value, others may be rising. By strategically diversifying your assets, you help offset declines in any one particular class, and have the potential to smooth out the ups and downs of your portfolio and reduce risk over the long term. (Source: Gary P. Brinson, L. Randolph Hood and Gilbert L. Beebower. "Determinants of Portfolio Performance", Financial Analysts Journal, May/June,1991.)

The Lessons for Investors?

If the vast majority of investment returns can be attributed to an asset allocation decision, investors should concentrate their efforts where they will have the most impact:

- It is far more rational to decide first how much risk you are willing to bear, given your specific situation.

- Next, you must decide what proportion of your assets to put in each selected asset class in order to meet goals within your risk tolerance level.

In terms of ultimate results, these are by far the most important decisions you will have to make. In the opinion of many financial analysts, the impact of asset allocation outweighs all other decisions. To help simplify this process, the Diversified Trust Accounts have been created.

The three Diversified Trust Accounts are combined asset class portfolios designed to help investors pursue their financial goals using asset allocation. The portfolios are invested in common stocks of foreign and domestic companies and, in some portfolios, shares of closed-end mutual funds. The three portfolios, allocated by Ibbotson Associates, give you the following choices: Conservative, Moderate and Aggressive.

Potential Tax Advantages.

The Diversified Trust Accounts mature in approximately 18 months.
Because of this defined time horizon, investors will have some control of when they pay taxes.

Capital Gains/Losses-For tax purposes, the portfolios should be held for more than one year. This would allow unitholders to receive favorable long-term capital gains tax treatment.

In-Kind Distribution (with a minimum of 6,000 units)-Allows you to control the timing of when you sell your shares and incur taxes.

Professional Selection-Institutional Money Managers and Closed-End Funds.

The Diversified Trust Accounts utilize a sophisticated asset allocation approach provided by Ibbotson Associates to determine the appropriate asset allocation (e.g., what percentage should be in stocks and bonds), coupled with a "top-down" quantitative and qualitative individual advisor review and selection process. GE Asset Management ("GEAM") has selected the money managers and closed-end funds included in the Diversified Trust Accounts.

Asset Classes & Institutional Money Managers.

Domestic Equity Large-Cap Growth Securities:

Selected by GE Asset Management U. S. Equity Growth Team.

Objective: Provide above-average capital appreciation potential by investing in large- and medium-sized U.S. companies.

The GEAM U.S. Equity Growth Team is driven by fundamental research and bottom-up stock selection.

Selection Criteria: In making its recommendations of Domestic Equity Large Cap Growth securities for the Diversified Trust Accounts, GEAM seeks to identify stocks that, in their opinion, have characteristics such as:

- Consistent growth in sales and earnings;

- Proven industry leadership; generally first or second in their industry;

- Highly sought-after products and services;

- Experienced management teams; and

- Historically have produced solid returns on equity.

Domestic Equity Large-Cap Value Securities:

Selected by GE Asset Management U. S. Value Team.

Objective: Provide the potential for long-term growth of capital and future income by investing primarily in U.S. companies the GEAM U.S.

Value Team believes are undervalued by the market, but have solid growth prospects.

Selection Criteria: In making its recommendations of Domestic Equity Large-Cap Value securities for the Diversified Trust Accounts, GEAM seeks to identify stocks that have characteristics such as:

- Low prices in relation to their peers and the overall market;

- The potential for long-term earnings growth;

- Improving returns on capital;

- Improving cash flows;

- Overall financial strength;

- Attractive upside potential with limited downside risk.

Domestic Equity Small-Cap Core Securities:

Selected by Palisade Capital Management L.L.C. ("PCM").

Objective: Seeks long-term growth of capital by investing primarily in equity securities of companies with small-sized market capitalizations, particularly those that are considered to be undervalued by the market in relation to factors such as the company's assets, earnings or growth potential.

Philosophy & Process: The equities to be selected by PCM for the Domestic Equity Small-Cap Core portion of the Diversified Trust Accounts will be chosen by its Investment Policy committee.

PCM utilizes a bottom-up approach to investing. In addition to the traditional measures of value, non-financial considerations are key to their approach; their primary focus is on quality of management. Intensive research is a key element in PCM's process of investing in small cap equities.

Large Cap International Equity Securities:

Selected by GE Asset Management International (NAME TBA).

Objective: Seeks long-term growth of capital by investing primarily in the stocks of foreign companies, particularly those that GEAM believes to be undervalued and expected to grow faster than relevant markets.

Selection Criteria: TBA:

- TBA;

- TBA;

- TBA;

- TBA;

- TBA;

- TBA.

U.S. Intermediate Fixed Income Securities:

BlackRock Income Trust

This closed-end mutual fund has been selected to be a part of the Diversified Trust Accounts; the portfolio for the closed-end fund is actively managed by BlackRock.

Objective: Current income consistent with the preservation of capital.

Investment Strategy: Exposure to U.S. Intermediate Fixed Income Securities is achieved through an investment in shares of the BlackRock Income Trust which invests primarily in investment grade intermediate bonds (maturities from 2-10 years). The Fund will invest in several categories including: mortgage-backed securities backed by the U.S. Government Agencies and, to a lesser extent, U.S. Government securities, asset-backed securities and privately issued mortgage-backed securities.

Global Fixed Income Securities:

RCM Strategic Global Government Fund, Inc.

This closed-end mutual fund has been selected to be a part of the Diversified Trust Accounts; the portfolio for the closed-end fund is actively managed by Dresdner RCM.

Objective: Seeks to generate a level of income that is higher than that generated by high quality, intermediate term U.S. debt securities.

Investment Strategy: Exposure to Global Fixed Income Securities is achieved through an investment in shares of the RCM Strategic Global Government Fund, Inc. The RCM Strategic Global Government Fund, Inc. invests in debt securities in three separate investment sectors: the United States, developed foreign markets, and emerging markets.

Real Estate Investment Trust (REIT) Securities:

Selected by Nike Securities L.P.

Objective: To provide growth and income by investing in a number of REITs, each of which invests in different types of properties, as well as provides for regional diversification.

Investment Strategy: Nike's selection process attempts to find REIT stocks with the best prospects for capital appreciation by identifying those REITs which meet our investment objectives, trade at attractive valuations and, in our opinion, are most likely to exceed market expectations of future cash flows.

Diversified Trust Account Portfolios.

Ibbotson Associates, a leading authority on asset allocation, has applied their proprietary style rotational analysis studies to determine the asset allocation mix of assets contained in each Trust. The asset allocation of each of the Trusts on the Initial Date of Deposit is as follows:

Diversified Trust Accounts - Conservative Portfolio

Objective:

- Domestic Equity Large Cap Growth ___%

- Domestic Equity Large Cap Value ___%

- Domestic Equity Small Cap Core ___%

- Large Cap International Equity ___%

- U.S. Intermediate Fixed Income ___%

- Global Fixed Income ___%

- Real Estate Investment Trusts ___%

Based on the composition of the portfolio on the Initial Date of Deposit, the Diversified Trust Account Conservative Portfolio is considered a ________ Trust.

Diversified Trust Accounts - Moderate Portfolio

Objective:

- Domestic Equity Large Cap Growth ___%

- Domestic Equity Large Cap Value ___%

- Domestic Equity Small Cap Core ___%

- Large Cap International Equity ___%

- U.S. Intermediate Fixed Income ___%

- Global Fixed Income ___%

- Real Estate Investment Trusts ___%

Based on the composition of the portfolio on the Initial Date of Deposit, the Diversified Trust Account Moderate Portfolio is considered a ________ Trust.

Diversified Trust Accounts - Aggressive Portfolio

Objective:

- Domestic Equity Large Cap Growth ___%

- Domestic Equity Large Cap Value ___%

- Domestic Equity Small Cap Core ___%

- Large Cap International Equity ___%

- U.S. Intermediate Fixed Income ___%

- Global Fixed Income ___%

- Real Estate Investment Trusts ___%

Based on the composition of the portfolio on the Initial Date of Deposit, the Diversified Trust Account Aggressive Portfolio is considered a ________ Trust.

Advantages of Closed-End Mutual Funds:

Portfolio Control-Since closed-end funds maintain a relatively fixed pool of investment capital, portfolio managers are better able to adhere to their investment philosophies through greater flexibility and control. In addition, closed-end funds don't have to manage fund liquidity to meet potentially large redemptions.

Diversification-The closed-end funds included in certain of the portfolios are diversified across many fixed-income securities.

More Stable Income-Closed-end funds are structured to generally provide a more stable income stream than other managed fixed-income investment products because they are not subjected to cash inflows and outflows, which can dilute dividends over time. However, as a result of bond calls, redemptions and advanced refundings, which can dilute a fund's income, a stable income cannot be assured.

The Trusts are not sponsored, created or managed by PCM, GEAM, General Electric Company or Ibbotson Associates, Inc. These parties have provided to us certain research regarding the Securities and/or the portfolios and have licensed to us the use of certain of their trademarks and trade names.

The style and capitalization characteristics used to describe each Trust are designed to help you better understand how a Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth portfolios include stocks with high relative price-to-book ratios while value portfolios include stocks with low relative price-to-book ratios. At least 65% of the stocks in a Trust on the Initial Date of Deposit must fall into either the growth or value category to receive the designation. Trusts that do not meet this criteria are designated as blend Trusts. Both the weighted average market capitalization of a Trust and at least half of the Securities in the Trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $1.5 billion; Mid-Cap- $1.5 billion to $8 billion; Large-Cap-over $8 billion. A Trust, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

You should be aware that the predictions stated herein may not be realized. Of course, as with any similar investment, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                       Risk Factors

Price Volatility. The Trusts invest in common stocks of domestic and foreign corporations, Closed-End Funds and/or REITs. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 18-month life of the Trusts, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain of the Securities in the Trusts are issued by companies with market capitalizations of less than $1.5 billion. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, or of the industries represented by such issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. Certain of the common stocks included in the Trusts are issued by foreign companies, which makes the Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.

Closed-End Funds. Closed-End Funds are actively managed investment companies which invest in various types of securities. Closed-End Funds issue shares of common stock that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's investment objective, and to manage the Closed-End Fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or the underling investments change. Closed-End Funds make distributions on a monthly or quarterly basis. As a result of changing interest rates, refundings, sales or defaults on the underlying bonds held by such funds, and other factors, there is no guarantee that distributions will either remain at current levels or increase over time.

Shares of Closed-End Funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of Closed-End Fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Both the Diversified Trust Account Conservative Portfolio and the Diversified Trust Account Moderate Portfolio contain shares of the Black Rock Income Trust in their portfolios. Black Rock Income Trust is a closed-end fund which seeks to provide high current income consistent with the preservation of capital by investing primarily in mortgage-backed securities backed by U.S. Government agencies (such as Fannie Mae, Freddie Mac or Ginnie Mae) and, to a lesser extent, U.S. Government securities, asset-backed securities and privately issued mortgage-backed securities. Mortgage-backed securities represent an ownership interest in mortgage loans made by banks and other financial institutions to finance purchase of homes. The value of mortgage-backed securities will fluctuate with changes in interest rates, the general condition of the mortgage-backed securities market, inflation rates or when political or economic events affecting the issuers occur. The cash flow and yield characteristics of these securities differ from traditional debt securities. The major differences typically include more frequent payments and the possibility of prepayments which will change the yield to maturity of the security.

The Diversified Trust Account Conservative Portfolio also contains shares of the RCM Strategic Global Government Fund, Inc. in its portfolio. RCM Strategic Global Government Fund, Inc. is a closed-end fund which seeks to generate a level of income that is higher than that generated by high quality, intermediate term U.S. debt securities through an investment in debt securities in three separate investment sectors: the U.S., developed foreign markets, and emerging markets. In general, the value of the securities held by this closed-end fund will be impacted by changing interest rates, general economic conditions and changes in the issuers' credit quality. Foreign securities may also be affected by market and political factors specific to the issuer's country as well as fluctuations in foreign currency exchange rates. Risks associated with investing in foreign securities may be more pronounced in emerging markets where the securities markets are substantially smaller, less developed, less liquid, less regulated, and more volatile that the securities markets of the U.S. and developed foreign markets. Investments in debt securities of foreign governments present special risks, including the fact that issuers may be unable or unwilling to repay principal and/or interest when due in accordance with the terms of such debt, or may be unable to make such repayments when due in the currency required under the terms of the debt. Political and social events also may have a greater impact on the price of debt securities issued by foreign governments than on the price of U.S. securities.

Real Estate Investment Trusts. Certain of the Securities in the Trusts are issued by REITs. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The value of the REITs and their ability to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of the REITs.

Recommendations. GEAM, PCM and the Sponsor have each recommended Securities for inclusion in the Trusts. While each of these parties has carefully identified and evaluated the Securities in the Trusts as of the Initial Date of Deposit for purposes of making its recommendations in accordance with a Trust's objective, they may choose for any reason not to recommend any or all of the Securities for another purpose or at a later date. This may affect the value of your Units.

You should note that GEAM, PCM and the Sponsor, each acting in their independent capacity as investment advisor to individuals, mutual funds, employee benefit plans, and other institutions and persons, may from time to time distribute information concerning the Securities included in the Trusts to various individuals and entities in which they recommend or affect the purchase or sale of one or more of the Securities. This may have an effect on the prices of the Securities which is adverse to the interests of Unit holders and may have an impact on the price paid by a Trust for Securities as well as the price received upon redemption or termination. You should also be aware that Securities will generally not be removed from a Trust and additional Units of a Trust may be created even if GEAM, PCM or the Sponsor no longer believe certain or all of the Securities have the potential to achieve a Trust's objective over the life of such Trust or if GEAM or PCM has advised the Sponsor against holding any of the Securities.

                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge and a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a

Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $20,000 worth of Units.

Maximum Sales Charge.

The maximum sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.70% of the Public Offering Price and the amount of the remaining deferred sales charge (initially $.170 per Unit). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charge payments of approximately $.0567 per Unit will be deducted from a Trust's assets on approximately the 20th day of each month from September 20, 2002 through November 20, 2002. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.70% of the Public Offering Price.

If you purchase Units after the last deferred sales charge payment has been assessed, your maximum sales charge will consist of a one-time initial sales charge of 2.70% of the Public Offering Price per Unit (equivalent to 2.775% of the net amount invested).

Discounts for Certain Persons.

If you invest at least $150,000 (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge is reduced as described below.

If you invest                       Your maximum
(in thousands):*                    sales charge
                                    will be:
_________________                   ________________
$150 but less than $500             2.50%
$500 but less than $1,000           2.25%
$1,000 or more                      2.00%

* Breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charge will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced maximum sales charge. Broker/dealers will receive a concession of 1.00% of the Public Offering Price on Units sold subject to the sales charge reduction for purchase of $1,000,000 or more. In all other instances, any reduced sales charge is the responsibility of the party making the sale.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will purchase Units at the Public Offering Price less the applicable dealer concession.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 1.60% of the Public
Offering Price per Unit. Broker/dealers affiliated with GE will receive an additional concession of .10% of the Public Offering Price per Unit sold.

Dealers and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total sales per Trust                     Additional
(in millions)                             Concession
_____________________                     ___________
$1 but less than $3                       0.025%
$3 but less than $5                       0.050%
$5 or more                                0.075%

Dealers and other selling agents can combine Units of the Trusts they sell for purposes of reaching the additional concession levels set forth in the above table. Dealers and other selling agents will not receive a concession on the sale of Fee Accounts Units, but such Units will be included in determining whether the above volume sales levels are met. Dealers and other selling agents who, during any consecutive 12-month period, sell at least $250 million or $500 million worth of primary market units of unit investment trusts sponsored by us will receive a concession of $2,500 or $5,000, respectively, in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. GEAM will receive a structuring fee of .355% of the Public Offering Price per Unit sold. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above. Pursuant to licensing agreements with Palisade Capital Management, L.L.C. and Ibbotson Associates, Inc., we will pay Palisade Capital Management, L.L.C. and Ibbotson Associates, Inc. .03% and .06%, respectively, of the Public Offering per Unit for allowing us to use certain of their trademarks and trade names.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable transactional sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum sales charge per Unit of each Trust less any reduction as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price at which we sell them to each Trust is considered a profit or loss (see Note 2 of "Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of a Trust from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor will purchase research services from GEAM for a fee not to exceed $.0035 per Unit sold.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

Assets of the Trusts.

Each Trust will hold one or more of the following: (i) stock in domestic and foreign corporations (the "Stocks"), (ii) interests in real estate investment trusts (the "REIT Shares") and (iii) interests in regulated investment companies (the "RIC Shares"). All of the forgoing constitute the "Trust Assets." For purposes of this federal tax discussion, it is assumed that the Stocks constitute equity, the REIT Shares constitute shares in entities treated as real estate investment trusts and the RIC Shares constitute shares in closed-end funds treated as regulated investment companies (each a "RIC") for federal income tax purposes.

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Trust Assets and other assets held by the Trusts, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned your Trust's assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss Upon Disposition.

If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, generally including sales charges, among each Trust Asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years. Because each Trust has a maturity of less than five years, the reduction in the capital gains rate for property held for more than five years could only possibly apply to your interest in those securities if you are eligible for and elect to receive an in-kind distribution at redemption or termination.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations. Capital gain received from assets held for more than one year that is considered "unrecaptured Section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REIT Shares) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gain dividend, if any, that may be treated as long term gain from property held for more than five years eligible for the 18% (or 8%) tax rate, or that may be subject to the 25% tax rate, will be made based on regulations prescribed by the United States Treasury.

Dividends from REIT Shares and RIC Shares.

Some dividends on the REIT Shares and the RIC Shares may qualify as "capital gain dividends," generally taxable to you as long-term capital gains. Other dividends on the RIC Shares and the REIT Shares, except for any dividends designated as exempt-interest dividends, will generally be taxable to you as ordinary income. If you hold a Unit for six months or less or if your Trust holds a REIT Share or RIC Share for six months or less, any loss incurred by you related to the disposition of such REIT Share or RIC Share will be treated as long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to be received) with respect to such REIT Share or RIC Share.

Distributions of income or capital gains declared on REIT Shares or RIC Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT or RIC during the following January.

Dividends Received Deduction.

A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received by your Trust, because the dividends received deduction is not available for dividends from most foreign corporations or from REITs. Distributions on a RIC Share are eligible for the dividends received deduction only to the extent that the dividends received by the Unit owner are attributable to dividends received by the RIC itself from certain domestic corporations and are designated by the RIC as being eligible for the dividends received deduction.

Exchanges and Rollovers.

If you elect to reinvest the proceeds from your Trust into a future trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of your Trust for units of a future trust will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

In-Kind Distributions.

Under certain circumstances, as described in this prospectus, you may request an In-Kind distribution of Trust Assets when you redeem your Units or at your Trust's termination. By electing to receive a distribution of Trust Assets, you will receive whole Trust Assets plus, possibly, cash.

You will not recognize gain or loss if you only receive Trust Assets in exchange for your pro rata portion of the Trust Assets held by your Trust. However, if you also receive cash in exchange for a Trust Asset or a fractional share of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional share.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Under certain circumstances, a RIC may elect to pass through to its shareholders certain foreign taxes paid by the RIC. If a RIC makes this election with respect to RIC Shares, you must include in your income for federal income tax purposes your portion of such taxes, and you may be entitled to a credit or deduction for such taxes.

Distributions by your Trust that are treated as U.S. source income (e.g., dividends received on Stock of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by your Trust that are derived from certain dividends of Stock of a foreign corporation may not be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons.

Some distributions by your Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by your Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, your Trusts will not be taxed as corporations, and the income of your Trusts will be treated as the income of the Unit owners in the same manner as for federal income tax purposes.

                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions.

These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of each Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. However, if you are eligible, you may elect to receive an In-Kind Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of such Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states.PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."

If you tender at least 6,000 Units, or such other amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. No In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate value of the Securities held in a Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of a Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of a Trust, if any;

4. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                 Investing in a New Trust

Each Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the Trustee in writing of your election by the Rollover Notification Date stated in the "Summary of Essential Information." As a Rollover Unit holder, your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as Distribution Agent, during the Special Redemption and Liquidation Period. The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum sales charge on such units.

We intend to create New Trust units as quickly as possible, depending on the availability of the Securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." If you elect not to participate as a Rollover Unit holder ("Remaining Unit holders"), you will not incur capital gains or losses due to the Special Redemption and Liquidation, nor will you be charged any additional transactional sales charge. We may modify, amend or terminate this rollover option upon 60 days notice.

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from each Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute a Trust's portfolio transactions, or when acting as agent for a Trust in acquiring or selling Securities on behalf of the Trusts.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information" for each Trust. The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 6,000 Units of a Trust, or such other amount as required by your broker/dealer, the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts Units by "wrap fee" plans) rather than the typical cash distribution. See "Tax Status" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in either the Rollover Option or the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

                      Information on
            General Electric Asset Management,
               Palisade Capital Management,
            the Sponsor, Trustee and Evaluator

General Electric Asset Management.

General Electric ("GE") is a global corporation, with operations that span many S&P 500 sectors, and is the only corporation included in the original 1896 Dow Jones Industrial Average that is still listed in the index today. GE is in businesses that produce products as diverse as aircraft engines, household appliances, plastics, financial services and medical products. GE sells a wide variety of products that includes insurance and mutual funds, as well as power plants and locomotives, in the United States and worldwide. GE's expansive operations give GEAM extensive insight into many of the industries represented in the Trusts. GE's global, multi-industry business network provides GEAM's research analysts with easy access to GE's business leaders and other key employees operating in those sectors. GEAM's research analysts have hands-on, real-time information about current market conditions, market trends and company insights. This practical information gives GEAM a "Main Street" understanding to complement the "Wall Street" perspective available to most investment managers.

Palisade Capital Management.

Palisade Capital Management, L.L.C. is an independent investment management firm providing services within a few highly specialized markets; small capitalization equities, convertible securities and private equity. PCM, through its predecessor companies, Whiffletree Capital Management and Broad Street Investment Management, has an operational continuity of more than 15 years. Founded in April, 1995, PCM is a limited liability corporation owned, in part, by its founders, Martin Berman, Jack Feiler, Steve Berman and Richard Meisenberg. Martin Berman and Jack Feiler have worked together for more than 30 years. In 1981, they established Broad Street Investment Management, a subsidiary of Drexel Burnham Lambert. Steven Berman joined the group in 1986. In February of 1990, Messrs. Berman and Feiler established Whiffletree Capital Management as a separate division of Smith Barney. Richard Meisenberg joined the group in 1993. In keeping with their commitment to provide specialized services for their clientele, the group established PCM, a registered investment adviser, and Palisade Capital Securities, L.L.C., an affiliated broker/dealer and member of the NASD. The PCM team began formally managing small-cap equities for ERISA funds in 1987 and introduced an institutional convertible securities product in 1994. As of December 31, 2001, PCM assets under management approximated $2.2 billion.

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $35 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number

(630) 241-4141. As of December 31, 2000, the total partners' capital of Nike Securities L.P. was $21,676,108 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is JPMorgan Chase Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus and elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 35


                             First Trust(R)

            DIVERSIFIED TRUST ACCOUNT CONSERVATIVE PORTFOLIO
              DIVERSIFIED TRUST ACCOUNT MODERATE PORTFOLIO
             DIVERSIFIED TRUST ACCOUNT AGGRESSIVE PORTFOLIO
                                 FT 606

                                Sponsor:

                           NIKE SECURITIES L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                           JPMorgan Chase Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:

- Securities Act of 1933 (file no. 333-_____) and

- Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.;
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov

                             March __, 2002

           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 36


                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in FT 606 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing.

This Information Supplement is dated March __, 2002. Capitalized terms have been defined in the prospectus.

                            Table of Contents

Risk Factors
   Securities                                                  1
   Small-Cap Companies                                         2
   Dividends                                                   2
   Foreign Issuers                                             2
   Closed-End Funds                                            2
   REITs                                                       3
Portfolios
   Diversified Trust Account Conservative Portfolio            4
   Diversified Trust Account Moderate Portfolio
   Diversified Trust Account Aggressive Portfolio

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Foreign Issuers. Since one of the Securities included in the Trusts consists of securities of a foreign issuer, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuer of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of the Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trusts in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Closed-End Funds. Closed-end mutual funds' portfolios are managed and their shares are generally listed on a securities exchange. The net asset value of closed-end fund shares will fluctuate with changes in the value of the underlying securities which the closed-end fund owns. In addition, for various reasons closed-end fund shares frequently trade at a discount from their net asset value in the secondary market. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Closed-end funds' articles of incorporation may contain certain anti-takeover provisions that may have the effect of inhibiting a fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including the Trusts) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund's net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those closed-end fund shares which were purchased by a Trust at a premium. In the unlikely event that a closed-end fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to the Trust since shares of open-end funds trade at net asset value. Certain closed-end funds may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund's board of directors to reduce a discount on its share price. To the extent such a plan was implemented and shares owned by a Trust are repurchased by a fund, the Trust's position in that fund would be reduced and the cash would be distributed.

The Trusts are prohibited from subscribing to a rights offering for shares of any of the closed-end funds in which they invest. In the event of a rights offering for additional shares of a fund, Unit holders should expect that their Trust will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund's net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder's shares of common stock should decrease as a result of the offer. If a fund's subscription price per share is below that fund's net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

Closed-end funds may utilize leveraging in their portfolios. Leveraging can be expected to cause increased price volatility for those fund's shares, and as a result, increased volatility for the price of the Units of a Trust. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed.

REITs. An investment in Units of the Trusts should be made with an understanding of risks inherent in an investment in REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of the REITs in which the Trust invests will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If any REIT in the Trust's portfolio should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and the Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in a Trust. The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware the REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in the Trust may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in a Trust.

Portfolios

  Equity Securities Selected for Diversified Trust Account Conservative
                                Portfolio

Large-Cap Growth Equity
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Large-Cap Value Equity
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Small-Cap Core Equity
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International Core Equity
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Fixed-Income
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International Fixed-Income
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REITs
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    Equity Securities Selected for Diversified Trust Account Moderate
                                Portfolio

Large-Cap Growth Equity
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Large-Cap Value Equity
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Small-Cap Core Equity
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International Core Equity
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Fixed-Income
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REITs
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   Equity Securities Selected for Diversified Trust Account Aggressive
                                Portfolio

Large-Cap Growth Equity
_______________________

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Large-Cap Value Equity
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Small-Cap Core Equity
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International Core Equity
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REITs
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We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

Page 10






                           MEMORANDUM

                           Re:  FT 606

     The only difference of consequence (except as described below) between FT 589, which is the current fund, and FT 606, the filing of which this memorandum accompanies, is the change in the series number. The list of securities comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Fund and the statement of condition of the new Fund, will be filed by amendment.


                            1940 ACT


                      FORMS N-8A AND N-8B-2

     These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of Templeton Growth and Treasury Trust, Series 1 and subsequent series (File No. 811-05903) related also to the subsequent series of the Fund.


                            1933 ACT


                           PROSPECTUS

     The only significant changes in the Prospectus from the Series 589 Prospectus relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the securities deposited in the Fund.



               CONTENTS OF REGISTRATION STATEMENT


ITEM A    Bonding Arrangements of Depositor:

          Nike Securities L.P. is covered by a Broker's Fidelity
          Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
          Pittsburgh.

ITEM B This Registration Statement on Form S-6 comprises the following papers and documents:

          The facing sheet

          The Prospectus

          The signatures

          Exhibits


                               S-1
                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 606 has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on February 14, 2002.

                           FT 606
                           (Registrant)

                           By:    NIKE SECURITIES L.P.
                                  (Depositor)


                           By     Robert M. Porcellino
                                  Senior Vice President


                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen             Director            )
                           of Nike Securities  )
                           Corporation, the    )  February 14, 2002
                           General Partner of  )
                           Nike Securities L.P.)

Judith M. Van Kampen       Director            )
                           of Nike Securities  )  Robert M. Porcellino
                           Corporation, the    )  Attorney-in-Fact**
                           General Partner of  )
                           Nike Securities L.P.)

Karla M. Van Kampen-Pierre Director            )
                           of Nike Securities  )
                           Corporation, the    )
                           General Partner of  )
                           Nike Securities L.P.)

David G. Wisen             Director            )
                           of Nike Securities  )
                           Corporation, the    )
                           General Partner of  )
                           Nike Securities L.P.)



       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.




                               S-3
                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                CONSENT OF DELOITTE & TOUCHE LLP

     The consent of Deloitte & Touche LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.


                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1* Form  of  Trust Agreement for FT 606 among Nike Securities
       L.P.,  as  Depositor, JPMorgan Chase Bank, as Trustee  and
       First  Trust  Advisors  L.P., as Evaluator  and  Portfolio
       Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3    Copy   of   Amended   and  Restated  Limited   Partnership
       Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5    Copy  of  By-Laws  of  Nike  Securities  Corporation,  the
       general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

2.1  Copy  of  Certificate of Ownership (included in Exhibit  1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1* Opinion of counsel as to legality of Securities being registered.

                               S-5

3.2* Opinion of counsel as to Federal income tax status of Securities being registered.

3.3* Opinion of counsel as to New York income tax status of Securities being registered.

3.4*   Opinion of counsel as to advancement of funds by Trustee.

4.1*   Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       333-76518] filed on behalf of FT 597).



___________________________________
* To be filed by amendment.

                               S-6